
June 15, 2023

Kemal Kaya
Chief Executive Officer
Galata Acquisition Corp.
2001 S Street NW, Suite 320
Washington, DC 20009

> **Re: Galata Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 8, 2023**
> **File No. 001-40588**

Dear Kemal Kaya:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 8, 2023

Risk Factors, page 18

1. We note the inclusion of a risk factor titled "Galata may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity..." disclosed in the Risk Factors section of your registration statement on Form F-4 (File No. 333-269067). Please revise your preliminary proxy statement here to include similar risk factor disclosure.

General

2.   We note your disclosure both in the Questions and Answers section as well as your Risk Factors section regarding the risk that you may be deemed to be operating as an unregistered investment company. Please revise your proxy statement to include disclosure that the longer your trust assets are invested in securities, the more likely you are to be viewed as a a fund-like investment by investors and as an unregistered investment company under Section 3(a)(1)(A) of the '40 Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael E. Brandt